Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-91909 on Form S-8 and No. 333-153639 on Form S-8 of our report dated June 14, 2012, relating to the financial statements of ePlus inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating ot the restatemnt discussed in Note 2), and our report dated June 14, 2102, relating to internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting becasue of a material weakness), appearing in this Annual Report on Form 10-K of ePlus inc. for the year ended March 31, 2012.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

June 14, 2012